25002397

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-46579

SEC Mail Processing
FEB 21 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Transactiondrivers LLC DBA Kane & Company

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 Manning Avenue
(No. and Street)

Los Angeles	CA	90024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Kane	(310) 441-5263	MichaelKane@Kaneco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure #168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Transactiondrivers LLC DBA Kane & Company, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

THE APPROPRIATE CALIFORNIA NOTARY FORM IS ATTACHED.

Signature: [signature]

Title: Managing Partner

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Los Angeles }

Subscribed and sworn to (or affirmed) before me on this 13 (Date) day of February (Month), 2025 (Year)

by Michael Kane

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public

ELIN AGHAKIANS
COMM. # 2455452
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. JULY 28, 2027

Seal
Place Notary Seal Above

---------- **OPTIONAL** ----------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: N/A

Number of Pages: 1

Signer(s) Other Than Named Above: N/A

TransactionDrivers LLC dba Kane & Company Report
Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2024

PUBLIC INSPECTION

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To member of TransactionDrivers, LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of TransactionDrivers, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of TransactionDrivers, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of TransactionDrivers, LLC's management. Our responsibility is to express an opinion on TransactionDrivers, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TransactionDrivers, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Jennifer Wray CPA PLLC

We have served as TransactionDrivers, LLC's auditor since 2022.

Sugar Land, Texas

February 12, 2025

TransactionDrivers LLC dba Kane & Company

Year Ended December 31, 2024

CONTENTS

TransactionDrivers LLC dba Kane & Company

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash		$ 96,297
Other Current Asset		
Furniture and Equipment		
Furniture and fixtures	$ 7,880	
Office equipment	79,232	
	87,112	
Accumulated depreciation	(49,527)	
Net furniture and equipment		37,585
Total assets		$ 133,882

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	3,907	
Total Liabilities		$ 3,907
Members' equity		129,975
Total liabilities and members' equity		$ 133,882

The accompanying notes are an integral part of these financial statements.

TransactionDrivers LLC dba Kane & Company

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a FINRA member. It was formed under the laws of the State of California and maintains an office in Los Angeles, California.

The Company's revenues consist of fees for advisory services for mergers and acquisitions, other strategic financial transactions, financial operating consulting to build or preserve equity value unrelated to securities business, and reimbursed expenses.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

Preparing financial statements conforming to U.S. generally accepted accounting principles requires using Management's estimates. Actual results could differ from those estimates, and such differences could be material.

Revenue Recognition

The Company provides advisory services to assist clients in planning, preparing, and executing strategic financial transactions, including mergers and acquisitions, strategic partnerships, long-term financing, and balance sheet restructuring. The Company receives success fees for these financial advisory investment banking services. The Success Fees are received under the terms of the agreement and earned upon success.

The Company offers consulting services to assist companies in achieving improved financial operating performance to increase realizable value in any equity transaction. Consulting fees are invoiced weekly or monthly under agreements with the client. They are recognized in the period billed, corresponding to the Company's completion of its performance obligations. The firm earned no Consulting fees for the year ended December 31, 2024.

Retainer fees secure the Company's commitment to a client project of any kind. The Company's clients pay them in advance of the provision of services, and the Company recognizes this revenue upon receipt as Unearned Revenue. The Company credits Unearned revenues to revenues upon completion of any related performance obligations or disengagement under the agreement. For the year ended December 31, 2024, the Company credited no revenues as unearned revenue because there were no active client engagements.

Reimbursed expenses are recognized when billed as stipulated in the respective agreements. In all cases, revenue recognition is subject to satisfying realization criteria. The Company credited no revenues to reimbursed expenses because there were no active client engagements.

(1)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Furniture and Equipment

The Company depreciates furniture and equipment using the straight-line method over their useful lives of generally five years. As of December 31, 2024, the Company recorded an undepreciated balance of $37,585. The depreciation expense amounts to $14,976 on December 31, 2024.

INCOME TAXES

As a limited liability company, the earnings and losses of the members will be included in their personal income tax returns and taxed depending on their tax strategies. Accordingly, the Company does not incur additional income tax obligations, and the financial statements do not include a provision for income taxes, except for the California minimum tax. The Company's filed Federal and California income tax returns are subject to examination by the taxing authorities for three and four years after being filed.

LEASES

The Company has no arrangements subject to ASC 842; therefore, adopting ASC 842 did not significantly affect the Company's financial statements for the year ended December 31, 2024.

(2) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date the financial statements were available for issuance and found none requiring recognition in the financial statements.

(3) NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, which shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate daily; however, as of December 31, 2024, the net capital was $92,390, which exceeded the required minimum capital by $87,390. The aggregate indebtedness to net capital ratio was 0.042 to 1, which is less than the 15 to 1 maximum allowed.

(4) RELATED PARTY TRANSACTIONS

In 2024, the Company engaged Manning Financial, Inc. for monthly administration (ministerial), bookkeeping, vendor screening, web development project management, human resources, and promotional services. A Member of the Company owns Manning Financial, Inc.. During the year ended December 31, 2024, the Company paid $21,000 for these services and accounted for them

in Professional fees on the statement of operations. Members provide the Company's office space at no cost and have formally waived reimbursement. The scope and terms of certain related party transactions may differ from those that would result in transactions among wholly unrelated parties.

(5) INCOME TAX PROVISION

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company. It is subject to a limited liability company gross receipts tax, with a minimum franchise tax in California. The Company files its tax returns using the cash method of accounting. As of December 31, 2024, the Company recorded the California minimum tax of $800.

(6) ACCOUNTS RECEIVABLE

Accounts receivable are fees billed but not yet received, and the Company records them at net realizable value. Should any amounts become uncollectible, they will be charged to operations when Management makes that determination. As of December 31, 2024, the Company had no accounts receivable.

(7) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in preparing financial statements under GAAP in the United States. The ASC incorporates new accounting pronouncements by issuing Accounting Standards Updates ("ASUs").

For the year ending December 31, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require the Company to reflect their provisions in the financial statements for the year that ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each pronouncement and the possible impact they may have on the Company's financial statements. In most cases, Management has determined that the pronouncement has either limited or no application to the Company, and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

(8) SEGMENT REPORTING

The Company engages in a single line of business as a securities broker-dealer, focused on several classes of financial advisory services, specifically for mergers and acquisitions and other

strategic financial transactions and financial operating consulting to build or preserve equity value in anticipation of one or more client strategic financial transactions. Financial operating consulting is unrelated to the securities business. The Company identifies its Managing Partner as the chief operating decision maker ("CODM"). The Company's CODM uses revenues to evaluate the results of the business, predominantly in the forecasting process, to manage the Company because the Company is structured to operate with a very high proportion of variable expense. Additionally, the CODM uses excess net capital (see Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and, therefore, a single reportable segment because the CODM manages the business activities using the information on the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The following table presents the segment revenue and significant expenses for the year ended December 31, 2024.

Revenues:	**2024**
Fee-based income (Consulting)	$ 0
Reimbursed Expenses	0
Total revenue	$0
Expenses:	
Employee compensation and benefits	$12,175
Professional fees, regulation expense	32,042
Occupancy and equipment	15,000
Dues, publications, continuing education, license fees	12,903
Advertising, promotion, meals, and entertainment	2,445
Travel and lodging	4,917
Depreciation	14,977
Other Expense	995
Total expenses	$95,454
Income (loss) before taxes	$95,454
Income tax expense	$0
Net income (loss)	$95,454

The following table presents the other required segment disclosures for the year ended December 31, 2024.

	2024
Revenues from external customers	$0
Principal transactions	0
Interest revenue	0
Dividend revenue	0
Other revenue	0
Total Revenues	$0
Interest expense	$0
Depreciation and amortization	14,977
Noncash financing activity – borrowing under secured note	0
Segment assets	133,882
Expenditures for segment assets	$2,159

(9) EMPLOYEE BENEFIT PLANS

The Company offers eligible employees a qualified 401(k) plan and a cash balance defined benefit plan ("Plan").

401(k) Profit Sharing Plan

The 401k covers Members and substantially all employees meeting specific eligibility requirements. Participants may contribute a portion of their compensation to the 401k, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company may make discretionary contributions to the 401k. The Company was not required to and did not contribute to this Plan for the year ended December 31, 2024.

Defined Benefit Pension Plan

The Company established the Plan on January 1, 2018. To participate in the Plan, an employee must have completed at least two years of service and have attained the age of twenty-one years. Expressly excluded from the Plan are all employees except those not excluded by name, collectively bargained employees, non-restricted aliens who receive no compensation from the Employer, which constitutes U.S. source income, and leased employees. The Plan contributes amounts determined by current regulations, plan provisions, and actuarial assumptions each year. This provision is only limited by Internal Revenue Code Section 401(a)(17). The Company contributes to the Plan up to the amounts allowed under the Internal Revenue Code. A Member is the trustee of Plan assets. The trustee has the sole discretion to invest Plan assets. The Company does not reflect the Plan's overfunded status as a company asset as they have no intention to utilize such funds for company purposes. The Company expenses payments as made, but no contributions were necessary for the year ended December 31, 2024.

(9) EMPLOYEE BENEFIT PLANS, continued

The annual measurement date for the plan benefits is December 31. The following table provides estimated information about the benefit obligation, plan assets, and the funded status of the plan benefits as of December 31, 2024, in the absence of the actuarial report, which will not be available until June or July 2025.

Projected benefit obligation at December 31, 2024	$	(900,000) Funding Target
Fair value of plan assets at December 31, 2024		904,712
Funded status (overfunded)	$	4,712
Accumulated benefit obligation at December 31, 2024	$	900,000
Employer contributions from inception through 2024	$	842,500
Participant contributions	$	0
Benefits paid	$	0
Net periodic pension cost for the fiscal year service cost	$	2,500

Pre and post-retirement discount rate 5.0%

The Plan's overall investment strategy is to provide a regular and reliable source of income to meet the liquidity needs of the Plan and minimize reliance on Plan sponsor contributions as a source of benefit security. The Plan's investment strategy is designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The target allocation ranges by major asset classes are central to the investment policy. The target allocations aim to ensure Plan assets are invested to protect assets and provide long-term growth. By protecting Plan assets and providing long-term growth, the Plan seeks to maximize the amounts available to provide benefits without undue risk. Also considered are the weighted average return of a capital markets model and historical returns on comparable equity, debt, and other investments.

The overall investment strategy is to achieve diversification through a balance of growth equities and ETFs in the near term, shifting in the longer term to income mutual funds, fixed-income bonds/Treasury bills, and private debt funds.

TransactionDrivers LLC dba Kane & Company

NOTES TO FINANCIAL STATEMENTS CONTINUED

DECEMBER 31, 2024

(9) EMPLOYEE BENEFIT PLANS, continued

The fair values of the Plan assets at December 31, 2024, by asset category are as follows:

Fair Value Measurements at December 31, 2024, by asset category

Asset Category	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)
Cash, BDP & MMFs	$ 16,536	$ 16,536	$ 0
Govt. Securities	758,004	758,004	
Large Cap Equities	0	0	0
Alternatives	130,172	130,172	0
Total	$904,712	$904,712	$ 0

(10) CONTINGENCIES

The Company maintains bank accounts at commercial financial institutions. The accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") for up to $250,000 or by the Securities Investor Protection Corporation ("SIPC") for up to $500,000. The Company has not experienced any losses in such accounts, and Management believes that it has placed its cash on deposit with financial institutions that are financially stable.

(11) Revenue Concentration

The firm recognized no revenue for the year ended December 31, 2024. Revenue concentration is typical relative to the Company's multi-decade operating history of immersive focus serially on individual corporate clients.

(12) Going Concern

As needed, the Company's members contribute capital to fund Company operations and maintain compliance with net capital requirements.